SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-15006

PETROCHINA COMPANY LIMITED

9 Dongzhimen North Street, Dongcheng District

Beijing, The People’s Republic of China, 100007

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F ☐

EXHIBITS

Exhibit Number

99.1	Change of members of the Sustainable Development Committee of the board of directors;
99.2	List of directors and their roles and functions; and
99.3	Continuing connected transactions - currency derivatives transactions with CNPC Finance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited

Dated: December 20, 2023	By:	/s/ WANG Hua
	Name:	WANG Hua
	Title:	CFO and Secretary to the Board of Directors